UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SmartRent, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83193G 107

(CUSIP Number)

Lucas Merwan Haldeman

8665 E. Hartford Drive, Suite 200

Scottsdale, Arizona 85255

(844) 479-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐


The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83193G 107

1.	Names of Reporting Persons Lucas Merwan Haldeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,742,894(1)
	8.	Shared Voting Power 12,090(2)
	9.	Sole Dispositive Power 14,742,894(1)
	10.	Shared Dispositive Power 12,090(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,754,984
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%(3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of SmartRent, Inc., a Delaware corporation (the “Issuer”).

(1) Reflects (i) 11,177,847 shares of Class A Common Stock owned by Mr. Haldeman, (ii) 3,519,125 shares of Class A Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of April 6, 2023 held by Mr. Haldeman, and (iii) 45,922 shares of Class A Common Stock issuable pursuant to vesting of restricted stock units within 60 days of April 6, 2023 held by Mr. Haldeman.

(2) Mr. Haldeman may be deemed to have shared voting and dispositive power with respect to (i) 10,058 shares of Class A Common Stock owned by his wife, Sarah Roudybush, and (ii) 2,032 shares of Class A Common Stock issuable pursuant to vesting of restricted stock units within 60 days of April 6, 2023 held by his wife, Sarah Roudybush.

(3) The percentage of class was calculated based on (i) 199,353,955 shares of Class A Common Stock outstanding as of March 27, 2023, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on

April 5, 2023, (ii) 3,519,125 shares of Class A Common Stock issuable to Mr. Haldeman upon exercise of stock options exercisable within 60 days after April 6, 2023, and (iii) 47,954 shares of Class A Common Stock issuable pursuant to vesting of restricted stock units within 60 days of April 6, 2023 held by Mr. Haldeman and his wife, Sarah Roudybush, which have been added to the Class A Common Stock reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 83193G 107

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the SEC on February 11, 2022 (the “Original Schedule 13D”), is being filed on behalf of Lucas Haldeman (“Mr. Haldeman”) in respect of the Class A Common Stock of Issuer. This Amendment is being filed by Mr. Haldeman to correct typographical errors in the Original Schedule 13D. Accordingly, Item 3 of the Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by replacing the entirety of bullet points 2 and 3 of the Original Schedule 13D with the information set forth below.

The shares of Class A Common Stock reported in the Schedule 13D were acquired as follows:

▪
2,132,420 shares of Class A Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days after April 6, 2023 were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of common stock of Legacy SmartRent issuable to the Reporting Person upon exercise of stock options was converted into the right to exercise such stock options for shares of Class A Common Stock in accordance with the Merger Agreement.
▪
1,386,705 shares of Class A Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days after April 6, 2023 were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of common stock of Legacy SmartRent issuable to the Reporting Person upon exercise of stock options was converted into the right to exercise such stock options for shares of Class A Common Stock in accordance with the Merger Agreement.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: April 6, 2023
/s/ Lucas Merwan Haldeman Lucas Merwan Haldeman